July 5, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:        John Reynolds, Assistant Director
                  Susann Reilly, Attorney
                  Office of Emerging Growth Companies

         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2 filed May 6, 2005
                  File No. 333-123015

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter of June 16, 2005 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows.

Genera1

        1. Please advise us whether or not your corporation has been voided by the State of De1aware because of overdue taxes. If true, please explain the validity of selling corporate shares if there is no corporation. If true, include a risk factor regarding the loss of your corporate status and all the implications, e.g., loss of limited 1iabi1ity. Also, make all appropriate revisions in view of this history. In addition, ensure that you take into consideration any overdue taxes in determining appropriate disclosure throughout the registration statement, including, but not limited to, the financial statements and the "Liquidity and Capital Resources" section under "Management Discussion and Analysis."

            Response

            The Company was voided by the State of Delaware because of overdue franchise taxes. As of the date of this filing, the Corporation has been reinstated by the State of Delaware and has paid all required taxes.

        2.  We repeat our prior comment 3.

            Response

           The Company has revised the registration statement so as to remove all shares that were to be offered for resale by officers, directors and affiliates of the Company. The Company has also added disclosure to clarify that the primary offering by the company and selling security holder offering will run concurrently. The Company advises the Staff that it is unlikely that confusion will arise over the origin of the securities to be sold since the securities sold for the account of the Company are units. In contrast, the securities sold for the account of the selling stockholders are shares of common stock.

        3. File on EDGAR a marked copy of each amendment to the registration statement.

            Response

            The Company believes that filing another copy of an earlier registration statement at this point in time will add nothing to someone's understanding of the Company's affairs or the terms of the offering and, moreover, might confuse those that follow the public filings of the Company. Therefore, it does not believe that filing the requested document would be appropriate. The Company has, however, filed a marked copy of the current amendment on EDGAR.

Cover Page of the Prospectus

        4. The prospectus cover page should be limited to one page and should be limited to the information required by Item 501 of Regulation S-B. Please revise.

            Response

            The Company has revised the cover page of the prospectus so as to limit it to one page and to limit it to the information required by
            Item 501 of Regulation S-B.

        5. Please remove the reference to this offering as a best efforts offering on an all-or-none basis. Rather, this offering appears to be a best efforts offering on a minimum-maximum basis. Please revise the disclosure accordingly. Revise similar disclosure in the plan of distribution section.

            Response

            The Company has revised the disclosure on the Cover Page of the Prospectus and in the Plan of Distribution section so as to state that the Company is offering units on a "best-efforts, minimum 2,000,000 Units, maximum 8,000,000 Units" basis.

        6. We again note the substantial amount of common stock being registered for resale by officers, directors and affiliates. Given the significant level of resales by related parties, we are of the view that the offering by these individuals is an offering by or on behalf of the company. Rule 415(c) of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation
            C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by affiliates is not permissible. Please revise the terms of your offering to indicate that the fixed offering price will apply throughout the term of the offering for these individuals. The prospectus should make clear the fact that these persons are underwriters of this offering.

            Response

            As stated in response to Comment 2 above, the Company has revised the registration statement so as to remove all shares that were to be offered for resale by officers, directors and affiliates of the Company. Accordingly, the Company believes that this comment is no longer applicable.

        7. Please clarify the following statement: "All selling shareholders who are affiliates will not sell their shares during the public offering period."

            Response

            As stated in response to Comments 2 and 6 above, the Company has revised the registration statement so as to remove all shares that were to be offered for resale by officers, directors and affiliates of the Company. Accordingly, the Company has removed the statement regarding sales of securities by affiliates.

        8. Reconcile the term of the company offering in the first paragraph with the disclosure in footnote three.

            Response

            The Company has revised the disclosure in the first paragraph so as to reconcile it with the disclosure in footnote three.

        9. Clarify what you mean that "fractional interests" may be sold at your discretion. Also, clarify how management will determine when to issue fractional shares and reconcile this statement with the disclosure that there is a minimum purchase requirement of $25,000.

            Response

            The Company has revised the disclosure so as to clarify that the Company, in its sole discretion, may accept subscriptions for less than $25,000 and to state that no fractional shares will be sold.

Our Corporate History, page 1

        10. Clarify that the independent auditor has raised substantial doubt about your ability to continue as a going concern.

            Response

            The Company has revised the disclosure to clarify that the independent auditor has raised substantial doubt about the Company's ability to continue as a going concern.

        11. Please reconcile the accumulated deficit with the financial statements.

            Response

            The Company has reconciled the accumulated deficit with the financial statements.

Forward-Looking Statements, page 3

        12. Explain the following: "We base these forward-looking statements on information currently available to us, and we assume no obligation to update them." We direct your attention to the undertakings in part II of the registration statement.

            Response

            The Company has deleted the referenced statement.

Risk Factors, page 4

        13. We reissue prior comment 18. Please revise the fourth risk factor subheading to disclose that the going concern risk is that you may have to cease operations.

            Response

            The Company has revised the fourth risk factor subheading as requested.

        14. We reissue prior comment 20. Please avoid the generic conclusion you reach in several of your risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and operations would be affected. We direct your attention to risk factors 1, 5, 8, 10, 12, 13, 15, and l7.

            Response

            The Company has revised the risk factors as requested.

        15. Please explain the percent ownership after the offering for control persons in risk factor 18. We note the significant amount of shares being registered for resale by these control persons. Please revise accordingly.

            Response

            As previously stated, the Company has revised the registration statement so as to remove all shares that were to be offered for resale by officers, directors and affiliates of the Company.

Use of Proceeds, page 8

        16. Please provide greater disclosure regarding the use of proceeds allocated to working capital.

            Response

            The Company advises the staff that the amount of proceeds allocated to working capital ranges from approximately 8% to less than 19% of total net proceeds, depending on the amount of Units sold. The Company believes that in view of the small size of this allocation, no additional disclosure is required in response to this comment.

        17. Clarify whether any of the proceeds may be used to compensate management.

            Response

           The Company has clarified that a portion of the proceeds may be used to compensate management in the event the maximum number of Units is sold in the offering.

Dilution, page 9

        18. Please explain the reference to an "assumed public offering price per share." The shares being offered by the company must be sold at a fixed price for the duration of the offering since the company is not eligible to sell its shares at market prices pursuant to Rule 415(a)(4) of Regulation C.

            Response

            The Company has deleted the reference to "assumed".

Management's Discussion and Analysis, page 10

        19. We reissue prior comment 30. The Management's Discussion d Analysis ("MD&A") section is one of the most critical aspects of Form S-2. As such, we ask that you revise this section to discuss the events, tends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion arid Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at htp://vw.sec.gov/rules/interp/33-8350.htm. This guidance I intended to elicit more meaningful disclosure in MD&A in a number of are as, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Consider providing an executive overview to discuss these material matters.

            Response

            The Company has revised this section to discuss the events, tends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations.

        20. We repeat our prior comment 33. Also, reinsert the deleted disclosure.

            Response

            The Company has reinserted the deleted disclosure and stated that we have not had any sales from TurtleWax since May 2003.

Results

        21. Please include the first paragraph of your response to our prior comment number 67 in the comparative discussion of annual results of operations to explain to investors the type of services provided in exchange for the share-based compensation. Until you establish an objectively verifiable measure of fair value for your common stock, as evidenced by quoted market prices in active markets, stock-based transactions should be measured using the best information available in the circumstances using one or more of the techniques cited in paragraphs 9-10 of SFAS 123. Please confirm to us that you will do so.

            Response

            The Company has included the first paragraph of our response to the Staff's prior comment number 67 in the comparative discussion of annual results of operations as requested. The Company confirms that until an objectively verifiable measure of fair value for its common stock is established, as evidenced by quoted market prices in active markets, stock-based transactions shall be measured using the best information available in the circumstances using one or more of the techniques cited in paragraphs 9-10 of SFAS 123.

Plan of Operations, page 12

        22. Please explain the reference to "a year of minimal sales." It appears that you have not had any revenues in the past year.

            Response

            The Company has deleted the reference to "a year of minimal sales."

        23. Please discuss in greater detail the "number of actions" management intends to take in the next year. Disclose the time frame for each action to be taken and the estimated expenses.

            Response

            The Company has provided the requested disclosure.

        24. Provide the basis for your belief that "there is a substantial remarket for effective, non-toxic cleaning products." Also provide the basis for your belief that your products "provide significant benefits compared to current competitive offerings."

            Response

            The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

        25. Discuss the current status of the distribution and marketing arrangements you are exploring with third parties. If you have entered into any agreement, preliminary or otherwise, please discuss the material terms and file as exhibits.

            Response

            The Company has added disclosure regarding the current status of the distribution and marketing arrangements that it is exploring with third parties.

        26. Discuss your plan of operation if you are unable to raise any proceeds from the company offering.

            Response

            We have added disclosure regarding our plan of operation if we are unable to raise any proceeds from the company offering.

Liquidity and Capital Resources, page 13

        27. Discuss how long you can currently satisfy your cash requirements.

            Response

            The Company has added disclosure indicating how long it believes that it will be able to sustain its operations.

        28. You have stated that you paid $1,894.51 to Dicon in December 2003 in connection with the missed quantity requirements. Disclose how much you paid in 2004, if any.

            Response

            The Company has disclosed that it did not make any payments to Dicon in 2004.

        29. We repeat our request in our prior comment 38 that you update the status of negotiations with the importer to South and Central America.

            Response

            As requested, the Company has revised the disclosure to provide an update on the status of negotiations with the importer to South and Central America.

Business, page 14

        30. Please expand the history of your sales to TurtleWax, to discuss the current status of this business relationship. If TurtleWax is no longer a customer please disclose. We note your statement that TurtleWax has indicated an interest in purchasing additional sponges. Please explain the reason no revenues have been generated from TurtleWax since 2003. Also, revise the ninth risk factor.

            Response

            The Company has revised and expanded the disclosure regarding our history of sales to TurtleWax. We have also revised the ninth risk factor.

Legal Proceedings, page 17

        31. Please add the following to your disclosure regarding the lawsuit by Westgate Financial Corporation: the date of the commencement of the lawsuit; the principal parties and the description of the facts underlying the proceedings.

            Response

            The Company has revised the disclosure regarding the lawsuit by Westgate Financial Corporation as requested.

Background of Officers and Directors, page 18

        32. Consider adding a risk factor discussing the prior performance of management in the periodic reporting requirements of a public company.

            Response

            The Company has added a risk factor discussing the prior performance of management in the periodic reporting requirements of a public company.

        33. Please revise the disclosure about Michael Metter and Azurel in order to clarify which dates go with which events.

            Response

            The Company has revised the disclosure about Michael Metter and Azurel as requested.

        34. In the discussion of Steven Moskowitz' background and his relationship to Azurel, please repeat the disclosure that Azurel was delinquent in its reporting requirements with the SEC from October 2002 to February 2003, if accurate.

            Response

            In the discussion of Steven Moskowitz' background, the Company has repeated the disclosure that Azurel was delinquent in its reporting requirements with the SEC.

Securities Ownership of Certain Beneficial Owners and Management, page 22

        35. We reissue prior comment 49. Please revise the percent owned by Messrs. Metter, Moskowitz and Lazauskas. Each are deemed to own all of the shares owned by RM Enterprises as well as the shares owned individually. This would result in percentages greater than RM Enterprises owns individually.

            Response

            The Company has revised the percent owned by Messrs. Metter, Moskowitz and Lazauskas.

Selling Stockholders, page 25

        36. Please reconcile the number of shares being registered on the prospectus cover page with the number of shares listed in the table, 16,736,334.

            Response

            The Company has reconciled the number of shares being registered on the prospectus cover page with the number of shares listed in the table.

        37. Disclose the relationship between selling shareholders and the officers and directors. We direct your attention to Norman Moskowtiz and Deborah Melter.

            Response

            The Company has disclosed the relationship between selling shareholders and the officers and directors, where appropriate.

        38. Please revise the footnotes to the table to correspond to the appropriate selling shareholder.

            Response

            The Company has revised the footnotes to the table to correspond to the appropriate selling shareholder.

        39. We reissue prior comment 54. Disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

            Response

            We have disclosed that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Shares Eligible for Future Sale, page 27

        40. We note the business combination with Nexgen Acquisitions. Please disclose whether Nexgen was a blank check company. If so, please note that this Division has issued an interpretative letter to the NASD-Regulation which indicates that we believe that those securities held by promoters or affiliates of a blank check company and their transferees can be resold only through a registered offering. See letter to Ken Worm dated January 21, 2000. Please confirm your understanding and revise your disclosure as appropriate.

            Response

            The Company has added disclosure to the effect that Nexgen was a blank check company. The Company hereby confirms its understanding that securities held by promoters or affiliates of a blank check company and their transferees can be resold only through a registered offering.

        41. Clarify this section to indicate that the offering of securities by the company will only be conducted through those individuals specifically named in this section.

            Response

            The Company has added a statement to indicate that the offering of securities by the Company will only be conducted through those individuals specifically named in this section.

        42. In response to our prior comment 56 you have not disclosed whether the officers and directors participating in this offering by the company are subject to a statutory disqua1ification as that term is defined in section 3(a)(39) of the Act, at the time of their participation. Please do so.

            Response

            The Company has provided disclosure that none of the officers and directors participating in this offering by the Company are subject to a statutory disqua1ification as that term is defined in section 3(a)(39) of the Act.

        43. Please disclose whether any of the officers and directors participating in this offering by the company is an associated person of a broker or dealer.

            Response

         The Company has provided disclosure that none of the officers and directors participating in this offering by the company is an associated person of a broker or dealer.

   44. We note that Messrs. Metter and Moskowitz are selling shareholders in this offering, in addition to offering the securities on behalf of the company. Please supplementally provide us with your analysis as to whether the Rule 3a4-l safe harbor is available for this offer. See Rule 3a4-l(a)(4)(ii)(C).

         Response

         As previously stated, the Company has revised the registration statement so as to remove all shares that were to be offered for resale by Messrs. Metter and Moskowitz. Thus, the Company believes that the Rule 3a4-l safe harbor is available for them to offer the securities on behalf of the company.

   45. Clarify whether officers and directors purchasing securities in this offering will be purchasing with investment intent and not with an intent to distribute.

         Response

         The Company has added disclosure to the effect that it believes that officers and directors purchasing securities in this offering will be purchasing with investment intent and not with an intent to distribute.

   46. In the first full paragraph at the top of page 28, please state that you will file a post-effective amendment if you retain a broker who may be deemed an underwriter.

            Response

         The last sentence in the first full paragraph at the top of page 28 states that "in the event that we retain a broker who may be deemed an underwriter, we will file an amendment to this registration statement with the Securities and Exchange Commission." Therefore, the Company believes that no further revisions are required in response to this comment.

   47. It appears that you have not disclosed the effect the concurrent selling shareholder offering may have upon the company's offering of its stock, in response to our prior comment 59. In addition, we requested that you consider adding a risk factor in this regard.

            Response

            The Company has added a risk factor setting forth the potential effect of sales by security holders on the market price of the Company's securities. In addition, the Company advises that the last sentence in the first full paragraph of the section entitled "Shares to be sold by the Selling Stockholders" states that " "sales by the selling shareholders may have a depressive effect on the market price of our securities and may make it more difficult for us to complete our Offering. Therefore, no further revisions are required in response to this comment.

   48. Please disclose how the offering expenses will be paid if the minimum is not reached in the offering by the company.

            Response

            The Company has added disclosure to explain how it will pay for the offering expenses if the minimum offering is not reached.

Note 6-Commitments and Contingencies

      49. Revise this note to discuss the judgment and damages in the amount of $11,050 and how you have accounted for this matter.

            Response The Company has added to Note-6-Commitments and Contingencies, the judgment and damages from Westgate Financial Corporation.

General

      50. Include a currently dated consent of the independent auditor with any amendment to the registration statement. You should also be mindful of the updating requirements of ltem 310g of Regulation S-B.

            Response

            The Company has included a currently dated consent of the independent auditor in the amendment to the registration statement.

Item 26. Recent Sales of Unregistered Securities, page II-2

      51. Please disclose all issuances within the past three years. We note your supplemental response to prior comment 51 indicates the issuance of shares to 33 individuals from February to May 2002. Please disclose.

            Response

            The Company has updated Item 26 to reflect only those issuances that occurred within the last three years in accordance with Rule 701 of Regulation S-B. The issuances referred to in the comment occurred more than three years ago. Therefore, the Company believes that no further revisions are required in response to this comment.

      52. We note the reliance upon Section 504 of Regulation D. Please disclose the facts supporting your reliance upon this exemption.

            Response

            These issuances occurred more than three years ago and are therefore not required to be disclosed. The Company believes that no further disclosures are required in response to this comment.

      53. Please disclose the value of the consideration provided when shares were issued for services.

            Response

            The Company has disclosed the value of the consideration provided when shares were issued for services.


      54. Given the lack of business activities in 2004 and 2005, please explain in greater detail the types of services provided in January 2005 for which the individuals were issued securities.

            Response

            The Company advises the Staff supplementally that although no revenues were generated during this period, administrative functions and other functions required to keep the Company active continued as explained in newly added disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company believes that the recipients of the shares provided bona fide services that entitled them to compensation in the form of stock as detailed in Item 26. Therefore the Company believes that no further disclosure beyond the disclosure added in response to Comment 53 above is required in response to this comment.

Exhibits

      55.   Please file a validly executed escrow agreement.

            Response

            Since the escrow agreement has not been executed, the Company hereby undertakes to file the escrow by amendment prior to effectiveness.

      56. We note in paragraph six that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

            Response

      The Company has taken note of the Staff's comment and intends to revise the subscription agreement. The revised version of the agreement will be filed by amendment prior to effectiveness of the Registration Statement.

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                             Sincerely,

                                             /s/ Richard A. Friedman